

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Michael Larson
Chief Financial Officer
Illinois Tool Works, Inc.
155 Harlem Avenue
Glenview, IL 60025

> **Re: Illinois Tool Works, Inc.**
> **Form 10-K For the Year Ended December 31, 2022**
> **Filed on February 10, 2023**
> **File No. 001-04797**

Dear Michael Larson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022, Filed on February 10, 2023

Management's Discussion and Analysis
Consolidated Results of Operations, page 21

1. We note your discussion of your results of operations does not directly address material changes in the consolidated expense line items cost of revenues and selling, administrative, and research and development. Please refer to Item 303(b) of Regulation S-K and discuss in future filings, qualitatively and quantitatively, the factors resulting in material changes in your reported consolidated expense line items, including a discussion of material changes within a line item where several factors offset one another.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology